[OLSHAN HEADER]

October 25, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Martin James
Acting Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The LGL Group, Inc.
Registration Statement on Form S-3
Filed September 23, 2010
File No. 333-169540

Dear Mr. James:

On behalf of The LGL Group, Inc. (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-169540) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 20, 2010 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

General

1.
We note your September 14, 2010 press release indicating that the NYSE Amex has contacted you concerning “unusual market activity” in your stock.  Please tell us whether you have responded to this inquiry and also tell us what you know about the causes of the spike in price and volume that the market for your stock has experienced in recent months.

October 25, 2010

The Company advises the Staff that it has responded to NYSE Amex’s inquiry and that, as the Company informed NYSE Amex, the Company does not know of any causes of the spike in price and volume that the market for the Company’s common stock has experienced in recent months other than the financial and other information the Company has publicly disclosed in its filings with the Commission.

Exhibits

2.
Please file your indenture before requesting acceleration of the effective date of this registration statement.  Refer to Questions 201.02 and 201.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm

Following further discussions among members of the Company’s management team and its Board of Directors, the Company has determined that it is unlikely to issue debt securities under the shelf registration.  The Company advises the Staff that, consistent with this determination, the Company has revised Amendment No. 1 so debt securities may not be offered under the Registration Statement and has removed disclosure related to the issuance of debt securities.

The Company respectfully submits that, as debt securities may no longer be offered under the Registration Statement, the Company is not required to file an indenture before requesting acceleration of the effective date of the Registration Statement.

*     *     *     *     *

Please direct your questions or comments regarding the Company’s response to the Staff Letter to the undersigned by telephone at (212) 451-2244, by email at dadler@olshanlaw.com or by facsimile at (212) 451-2222.  Thank you for your assistance.

Very truly yours,

/s/ David J. Adler

David J. Adler